FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 2/9/2010

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing market on current status of Sidor compensation payments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps	By: /s/ Daniel Novegil
Name: Roberto Philipps	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: February 9, 2010

Ternium Informs Market on Current Status of Sidor Compensation Payments

LUXEMBOURG--(Marketwire - February 9, 2010) - Ternium S.A. (NYSE: TX) announces that it did not receive the Sidor compensation payments required to be made yesterday by Corporación Venezolana de Guayana, or CVG. These payments consist of a US$157.5 million principal installment, plus interest, due under the first tranche, and US$141.4 million mandatory prepayment, plus interest, due under the second tranche. The total balance of the Sidor compensation payments outstanding as of the date hereof amounts to US$1.02 billion, plus interest.

Under the May 7, 2009 agreements governing the transfer of Ternium's interest in Sidor to Venezuela, CVG has 15 days to cure any payment default under either tranche. Ternium has no indication that CVG will not pay the amounts currently owed to it in the coming days.

Forward-Looking Statements

Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

About Ternium

Ternium is a leading steel company in Latin America, which manufactures and processes a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through an integrated manufacturing system and an extensive distribution network. The Company has an annual production capacity of approximately 9 million tons of finished steel products. More information about Ternium is available at www.ternium.com.

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 2389
www.ternium.com